UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 41988

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hennion & Walsh, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2001 Route 46 Waterview Plaza
(No. and Street)

Parsippany	NJ	07054-1018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wendy Wurst	(973) 299-8989	wwurst@hennionandwalsh.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/03	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Wendy Wurst, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Hennion & Walsh, Inc. as of 12/31/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

FINOP

Title

Notary Public

KENNETH S RUBIN
Notary Public - State of Florida
Commission # HH 286694
My Comm. Expires Jul 23, 2026
Bonded through National Notary Assn.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hennion & Walsh, Inc.

Statement of Financial Condition
December 31, 2022

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hennion & Walsh, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2011.

New York, New York
March 13, 2023

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Hennion & Walsh, Inc.

Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$ 16,604,855
Marketable securities owned, at fair value	5,937,529
Due from clearing broker	2,322,644
Interest receivable	55,987
Property and equipment, net	11,566
Operating lease right-of-use assets	2,796,590
Intangible assets, net	138,816
Due from employees	277,457
Prepaid expenses	776,366
Other assets	16,778
Total assets	**$ 28,938,588**

Liabilities and Stockholders' Equity
Liabilities:

Marketable securities sold, not yet purchased, at fair value	$ 1,010,711
Due to clearing broker	2,374,937
Operating lease liabilities	3,492,690
Accounts payable and accrued expenses	1,670,741
Due to affiliates	3,886,757
Deferred broker credit	1,375,007
Interest payable	13,761
Finance lease liability	2,932
Total liabilities	13,827,536

Commitments and Contingencies (see Notes 10 and 13)

Stockholders' Equity

Common stock, no par value; 2,500 shares authorized;	
210 shares issued and outstanding	15,000
Additional paid-in capital	897,262
Retained earnings	14,198,790
Total stockholders' equity	15,111,052
Total liabilities and stockholders' equity	**$ 28,938,588**

The accompanying notes are an integral part of this financial statement.

Hennion & Walsh, Inc.

Notes to Statement of Financial Condition
December 31, 2022

1.   **Organization and Business**

Hennion & Walsh, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Investment Valuation
The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1:   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2:   Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3:   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. **Summary of Significant Accounting Policies (continued)**

Investment Valuation (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement and are carried at fair value based on market quotes. Equity securities are valued at quoted market prices at the Company's fiscal year-end. Corporate debt securities and state and municipal government debt securities are valued at the closing price reported on the inactive market on which the individual securities or bonds are traded. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by the Company in accordance with U.S. GAAP.

Due from/to Clearing Broker

The Company clears all its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing broker amount is commissions receivable. Due to clearing broker amount relates to firm's inventory and proprietary trading activity. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from broker are considered by management to be fully collectible.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation, and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of three to five years. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Hennion & Walsh, Inc.

Notes to Statement of Financial Condition
December 31, 2022

2. **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses
Accounting Standards Codification ("ASC") ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company has not provided an allowance for credit losses at December 31, 2022.

Leases
The Company follows the guidance in ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition and includes the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

2. **Summary of Significant Accounting Policies (continued)**

Leases (comtinued)
Other information related to leases as of December 31, 2022 is as follows:

Weighted average remaining operating lease term	6.07 years
Weighted average discount rate of operating leases	5.4%

The components of lease costs for the year ended December 31, 2022 are as follows

Operating lease cost	$	884,553
Variable lease cost		-
Total lease cost	$	884,553

Impairment of Long-Lived Assets
In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. There was no impairment loss for the year ended December 31, 2022.

Income Taxes
The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. The Company is subject to various minimum state filing fees.

Management of the Company has concluded that the Company is a pass-through entity for tax purposes and there are no uncertain tax positions that would require recognition in the financial statements. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Deferred Broker Credit
In October 2020, the Company received $2,500,000 from its clearing broker for agreeing to extend the Clearing Agreement with the clearing broker for a five-year term. The amount is being amortized by a straight-line method over the term of the agreement. As of December 31, 2022, the balance of the deferred broker credit was $1,375,007.

3.   Related Party Transactions

Under an expense sharing agreement, the Company periodically makes advances to two affiliates. Total reimbursed expenses amounted to $2,034,958. These expenses include rent, payroll, and various office expenses. Total reimbursed income amounted to $3,078,245. This income includes advisory management fees paid by the clients which is collected by the Company's clearing firm on behalf of the Company's affiliate. The payable totaled $3,886,757 as of December 31, 2022 and is non-interest bearing.

The Company has a loan receivable, from an officer and owner, in the amount of $250,000, at December 31, 2022 that is included in due from employees on the accompanying statement of financial condition. The loan bears interest at a rate of 4.25% and matures on September 7, 2027.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

4.   Intangible Assets

On January 1, 2014, the Company entered into an agreement to purchase all applicable assets of P.M.K. Securities & Research, Inc., and P.M.K. Capital Advisors, Inc. ("PMK"), both Florida corporations, at a total cost of $2,650,000. As a result of this agreement, the Company recorded $47,867 of fixed assets and $2,602,133 of intangible assets. The intangible assets consist of customer lists purchased from PMK. Since the purchased corporation did not meet the targeted net revenue, the customer list was reduced from $2,602,133 to $1,545,559 in 2014 and 2015.

This customer list is being amortized on the straight-line method over a life of ten years. The remaining balance of the asset is subject to the conditions set forth in the purchase agreement.

The Company's future amortization expense of customer list is as follows:

Year Ending December 31, 2022	Amounts
2023	$ 138,816
Intangible assets at December 31, 2022	$ 1,545,559
Accumulated amortization	(1,406,743)
Intangible assets, net	$ 138,816

5.   **Property and Equipment**

Major classes of property and equipment consist of the following at December 31, 2021:

Furniture and equipment	$ 407,764
Leasehold improvements	141,698
Finance lease right-of-use asset	433,579
	983,041
Less: accumulated depreciation and amortization	(971,475)
Net property and equipment	$ 11,566

6.   **Fair Market Measurements**

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2022.

	Quoted Prices Active Market Level 1	Observable Measurement Criteria Level 2	Unobservable Inputs Level 3	Total
Assets (at fair value)				
Securities owned				
Corporate debt securities	$ -	$ 4,445,784	$ -	$ 4,445,784
Government debt securities	-	1,488,995	-	1,488,995
Equity securities	634	2,116	-	2,750
Total	$ 634	$ 5,936,895	$ -	$ 5,937,529
Liabilities (at fair value)				
Securities sold, not yet purchased				
Corporate debt securities	$ -	$ 1,010,078	$ -	$ 1,010,078
Equity securities	633	-	-	633
Total	$ 633	$ 1,010,078	$ -	$ 1,010,711

There were no transfers between levels of the fair value hierarchy for assets and liabilities measured at fair value during the year 2022.

7.   **Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits and clearing firm accounts. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk on cash.

8.   **Risk and Uncertainties**

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

9.   **Retirement Plan**

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after one year of service with the Company.

10.   **Commitments and Contingencies**

The Company has obligations under operating lease agreements for equipment and office space. These leases will start to expire in 2025.

The Company's future minimum lease commitments under real estate operating leases are as follows:

Year Ending December 31, 2022	Total Commitments
2023	$ 720,788
2024	729,475
2025	620,985
2026	598,820
Thereafter	1,447,149
Total undiscounted lease payments	4,117,217
Less imputed interest	(624,527)
Total lease liabilities	$ 3,492,690

The Company has one finance lease agreement for furniture and equipment with an expiration of January 31, 2023. The finance lease liability of $2,932 is included in the statement of financial condition at December 31, 2022.

11.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under the alternative method, net capital, as defined, shall not be less than $250,000. As of December 31, 2022, the Company had net capital of approximately $12,803,000, which exceeded the required net capital by approximately $12,553,000.

The Company is designated by its FINRA membership agreement to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3, and the Company has no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and clears all transactions through its clearing broker on a fully disclosed basis.

12.   **Concentrations**

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

13.   **Litigation**

On occasion, the Company is involved in claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

14.   **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since December 31, 2022 and determined that there are no material events that would require adjustment or disclosure in the Company's financial statements.